Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES ADDITIONAL BUYBACK OF NOTES SERIES I

Tel Aviv, Israel, February 14, 2019, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today, further to its press release dated December 27, 2018, regarding a new Buy-Back plan for its (Series I) notes (the “Notes” and the "Current Buy-Back Plan", respectively), that it completed repurchases of additional 4,229,758 par value Notes.

Below is a table containing a summary of data regarding the repurchase of Notes under the Current Buy-Back Plan:

Note	The acquiring corporation	Quantity purchased (Par value)	Weighted average price	Total amount paid(NIS)
Series I	Elbit Imaging Ltd	17,444,678	130.9028	22,835,576

Since the issuance of the Notes (in February 2014) and until the date of this press release, the Company has published three (3) buy-back plans for the repurchase of up to NIS 200 million of Notes. As of the date of this press release, the Company has purchased par value NIS 113.98 million Notes for a total cash consideration of NIS 142.05 million.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) medical industries through our indirect holdings in Insightec Ltd. and Gamida Cell Ltd.; (ii) land in India which is designated for sale (and which was initially designated for residential projects); and (iii) land in Eastern Europe which is designated for sale (and which was initially designated for development of commercial centers).

For Further Information:

Company Contact
Ron Hadassi
CEO and Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com